dhx media

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

Fold

## Form of Proxy - Special Meeting to be held on September 30, 2014

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

**Proxies submitted must be received by 10:30 am, Eastern Time, on September 26, 2014.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

## Appointment of Proxyholder

**I/We being holder(s) of DHX Media Ltd. hereby appoint:** Michael Donovan, Executive Chairman, or failing him, Dana Landry, Chief Executive Officer

**OR**

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of DHX Media Ltd. to be held at the Four Seasons Hotel, 60 Yorkville Avenue, M4W 0A4, Toronto, Ontario, on September 30, 2014 at 10:30 a.m., and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | For | Against |
|---|---|---|
| **1. Amendments to Articles**<br>To approve the amendments to the Articles of the Corporation and in connection therewith (i) create three new classes of shares, the Variable Voting Shares, Common Voting Shares and Non-Voting Shares, (ii) convert the issued and outstanding Common Shares of the Corporation into either Common Voting Shares or Variable Voting Shares, as applicable, and (iii) cancel the unissued Common Shares of the Corporation. | ☐ | ☐ |
| **2. Adoption and Ratification of By-law No. 2014-1**<br>To ratify By-law No. 2014-1 of the Corporation, which confers on the Board of Directors of the Corporation the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares. | ☐ | ☐ |
| **3. Stock Option Plan**<br>To approve, ratify and confirm the unallocated options, rights and other entitlements under the Corporation's Stock Option Plan. | ☐ | ☐ |
| **4. Options**<br>To approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares which were granted pursuant to the Stock Option Plan of the Corporation to certain employees, officers, directors and consultants of the Company and (ii) the exercise of a total of 365,000 of the Options so granted. | ☐ | ☐ |

Fold

Fold

### Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

**Signature(s)**

**Date**

DD / MM / YY

**Information Circular** – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

DHXQ 193219 AR0